Exhibit 99(a)
                           PRESS RELEASE


FOR IMMEDIATE RELEASE
WEDNESDAY
APRIL 29, 1998


CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        TCBY ENTERPRISES, INC.
                        (501)  688-8229


                 TCBY HELPS YOU SAY "THANKS, MOM"
             Two Promotions Launched for Mother's Day


LITTLE ROCK, AR - WEDNESDAY (APRIL 29, 1998) - TCBY ENTERPRISES, INC. (NYSE:TBY) will help you say "Thanks, Mom" on Mothers' Day. Just bring your Mother in to a participating store for her free Waffle Cone. The promotion will run nationwide on Sunday, May 10.

In addition, with every Mother's Day Cake purchase, you will receive a free phone card. This card is good for 10 minutes of long distance calls. Mother's Day Cakes will be featured in a May 3 free standing insert in newspapers across the country. A phone card will also be available with the purchase of any Father's Day Cake in June.

"Mothers are  so special  to all  of us,"  said Jim  Sahene,
President of TCBY Systems, Inc.   "TCBY wanted to  recognize
this, and provide  our customers  with several  ways to  say
'Thanks' to their Mothers this year."

As part of the Mother's Day promotion, TCBY is awarding a new 1998 Volkswagen Beetle to a team member. Each time a team member sells ten pies or cakes, his or her name will be entered in a nationwide drawing. One name will be drawn to win the car. This contest runs April 27-May 10. The winner will be announced in July.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works(registered) brands.

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